

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 13, 2012

Via E-mail
Sergio Galli, President
Band Rep Management, Inc.
112 North Curry Street
Carson City, NV 89703

>   **Re: Band Rep Management, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed August 17, 2012**
>   **File No. 333-183373**

Dear Mr. Sergio:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provide in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Registration Statement Cover Page

2.   It appears that your operations are based in Canada. Please revise to provide the address and telephone number of your main office instead of the address of your registered agent. Please also revise your company information on EDGAR.

Prospectus Cover Page

3.   We note your disclosure that the offering will close 90 days after the registration statement becomes effective. However, on the registration statement cover page, you indicate the offering may be extended for an additional 90 days. Please revise, as appropriate, to address this discrepancy.

4.   Please revise the cover page to reference the applicability of penny stock rules to transactions in your securities and include such disclosure in your prospectus summary.

5.   Please revise the cross-reference to the risk factors so that it does not appear in all capital letters because this format impedes readability. Please ensure that the cross-reference is presented in prominent type, such as bold type. Additionally, please ensure that the legend required by Item 501(a)(7) of Regulation S-K is presented in prominent type.

Our Business, page 6

6.   We note your disclosure on pages 8 through 9 that you would be entitled to exemptions under Section 14(a) and (b) of the Securities Exchange Act of 1934. Please note that the proper reference should be to Section 14A(a) and (b) of the Securities Exchange Act of 1934. Please revise your disclosure to correspond to the proper sections of the Exchange Act.

Risk Factors, page 8

7.   Please expand this risk factor to disclose that Mr. Galli will exercise complete control over the company and have the ability to make decisions regarding, (i) whether to issue common stock and preferred stock, including decisions to issue common and preferred stock to himself; (ii) employment decisions, including his own compensation arrangements, (iii) the appointment of all directors; and (iv) whether to enter into material transactions with related parties.

8.   We note your disclosure on page 23 that Mr. Galli will only devote 10 hours a week to your operations. Please add a risk factor to disclose the risks this presents to you as a start-up company.

The Company may not be able to generate sufficient cash flow …, page 12

9.   We note your disclosure that you may need to refinance your debt obligations. Please
        disclose your current debt obligations. Please make similar revisions to your disclosure
        on page 38.

Key management personnel may leave …, page 15

10.   Please remove the mitigating language from this risk factor and move it to an appropriate
        section. In that section, please discuss the steps you have taken to minimize the risks
        related to your sole employee departing the company.

Because our business plan includes forming business alliances …, page 15

11.   We note that you reference forming relationships with health-related business or
        companies. Please advise how this relates to your current business plan or revise.
        Additionally, please ensure that you disclose any intended relationships with a "Strategic
        Partner" in your business section.

If we cannot develop or expand our website …, page 16

12.   We note the last paragraph of this risk factor. Please create a separate risk factor to
        address the risks associated with your status as an emerging growth company.

Plan of Distribution, page 19

13.   Please provide the names of the persons through which this offering is being made and
        set forth the basis in which each will meet the safe harbor provisions set out in Rule 3a4-
        1 under the Securities Exchange Act of 1934.

14.   Please revise the disclosure to discuss briefly how the securities will be offered. For
        example, will the securities be offered through advertisements?

15.   Please revise your disclosure to clarify that you will seek to be quoted on the OTC-BB.
        Please make similar revisions to your disclosure on page 13.

Anti-Takeover Provisions, page 20

16.   We note your disclosure that you do not do business in Nevada. However, you are
        incorporated in Nevada. Please advise why you do not believe that you are subject to
        Nevada laws in light of this.

Description of Business, page 21

17.   Please expand your disclosure regarding your intended business. For example, please disclose the experience you have in providing your intended services.

Intellectual Property, page 23

18.   Please revise to include disclosure regarding the duration of the trademarks and service marks that you hold. Please refer to Item 101 (h)(vii) of Regulation S-K.

Regulatory Matters, page 23

19.   Please expand your disclosure to discuss the regulations applicable to companies based in Canada. Further, please discuss the impact these regulations may have on investors.

Employees and Employment Agreements, page 23

20.   We note your disclosure that Mr. Galli is employed elsewhere. Please identify where he works and, on page 40, address any conflicts that may arise between you and his current employer. For example, please discuss how his current employment may detract from the time he may devote to your operations.

Directors and Executive Officers, page 39

21.   Please provide all of the disclosure required by Item 401 of Regulation S-K. Please disclose each of the entities Mr. Galli has been associated with in at least the past five years, his position at the entity and when he began working at each entity and when he ceased working at each entity. Please provide the month and year rather than referencing an entity's inception. Further, please revise your disclosure regarding Mr. Galli to discuss his specific experience, qualifications, attributes or skills that led to the conclusion that he should serve as your director in light of your business and structure. Please refer to Item 401(e) of Regulation S-K.

Signatures

22.   Please revise your signatures to identify Mr. Galli as your principal financial officer, your controller or principal accounting officer and board member. Please refer to Instruction 1 under Signatures on Form S-1.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Howard Efron at (202)551-3439 or Kevin Woody, Accounting Branch Chief at (202)551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief